UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 000-1497316

AMERICAN GRAPHITE TECHNOLOGIES INC.

(Exact name of registrant as specified in its charter)

13-280 West Beaver Creek Rd., Unit 307
Richmond, Ontario  Canada
L4B 3Z1
Tel: 1 347 632 0225
Email: worldambercorporation@gmail.com

(Address, including zip code, and telephone numbers, including area code, of registrant's principal executive offices)

Shares of Common Stock, no par value

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

          Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1) ☐

Rule 12g-4(a)(2)  ☒

Rule 12h-3(b)(1)(i)  ☐

Rule 12h-3(b)(1)(ii)  ☐

Rule 15d-6 ☐

          Approximate number of holders of record as of the certification or notice date: 15

          Pursuant to the requirements of the Securities Exchange Act of 1934 AMERICAN GRAPHITE TECHNOLOGIES INC. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	December 7, 2018	By:	/s/ Efraim Babayev
Efraim Babayev
President, Secretary and Director